Mail Stop 4561

January 16, 2007

Jon D. Kline
903 Calle Amanecer, Suite 100
San Clemente, CA 92673

       Re: **Sunstone Hotel Investors, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2005
              Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006
              File No. 001-32319

Dear Mr. Kline:

We have reviewed your response letter dated November 15, 2006, and have the following additional comment.

Form 10-Q for the Quarter Period June 30, 2006

Note 13 – Subsequent Events, page 12

1.   Please tell us how you concluded the forward sale agreement you entered into with Citigroup Global Markets in July 2006 was not required to be accounted for as a derivative under SFAS 133. Specifically, tell us how you concluded that the paragraph 11(a) scope exception in SFAS 133 is available given that the forward sale agreement does not appear to be solely indexed to your own common stock, as defined in EITF 01-6, given that:

- the forward price is also based on the Federal Funds Rate; and

- the forward price is subject to decrease if the cost to the forward counterparty of borrowing your common stock exceeds a specified amount.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant